20004364

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69010 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNally Capital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 N. Franklin Street, Suite 2650
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart, CCO — (708) 624-1982
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

| Nine Parkway North, Suite 200 | Deerfield | IL | 60015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Capital Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

## McNally Capital Securities, LLC
## (SEC File Number 8-69010)

As of December 31, 2019

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

# Contents


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 3 |
| **Financial Statements** | |
| Statement of financial condition | 5 |
| Statement of operations | 6 |
| Statement of changes in member's equity | 7 |
| Statement of cash flows | 8 |
| Notes to financial statements | 9 |
| **Supplementary Information** | |
| Computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 | 12 |
| Computation for determination of reserve requirements for broker-dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 | 13 |
| Information relating to possession or control requirements for broker-dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 | 14 |
| Exemption Report | 15 |
| Report of Independent Registered Public Accounting Firm on Exemption Report | 16 |

MARCUM
ACCOUNTANTS ▲ ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
**McNally Capital Markets, LLC**

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of McNally Capital Markets, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 11, 2020

**McNally Capital Securities, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2019**

| | |
|---|---|
| **ASSETS** | |
| **CASH** | $110,629 |
| **TOTAL ASSETS** | $110,629 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **DEFERRED REVENUE** | $25,000 |
| **ACCOUNTS PAYABLE** | 4,635 |
| **TOTAL LIABILITIES** | $29,635 |
| **MEMBER'S EQUITY** | $80,994 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $110,629 |

The accompanying notes are an integral part of these statements.

**McNally Capital Securities, LLC**
**STATEMENT OF OPERATIONS**
**For the year ended December 31, 2019**

| | |
|---|---|
| Revenue | |
| Advisory Fees | $75,000 |
| Total revenue | 75,000 |
| Expenses | |
| Shared services with affiliate | 325,152 |
| Professional fees | 29,063 |
| Assessments and fees | 8,687 |
| Office supplies and expenses | 2,406 |
| Insurance | 740 |
| Total expenses | $366,048 |
| **NET LOSS** | $291,048 |

The accompanying notes are an integral part of these statements.

**McNally Capital Securities, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the year ended December 31, 2019**

| | |
|---|---|
| Balance, January 1, 2019 | $46,890 |
| Net Loss | (291,048) |
| Contributions | 325,152 |
| Balance, December 31, 2019 | $80,994 |

The accompanying notes are an integral part of these statements.

**McNally Capital Securities, LLC**
**STATEMENT OF CASH FLOWS**
**For the year ended December 31, 2019**

| | |
|---|---|
| Cash flows used in operating activities | |
| Net Loss | ($291,048) |
| Adjustments to reconcile net loss to net cash flows from operating activities | |
| Expenses paid for by parent contributed to capital | 325,152 |
| Operating activities adjustments | |
| Decrease (increase) in prepaid expenses | 1,500 |
| Increase (decrease) in accounts payable | (10,410) |
| Increase (decrease) in deferred revenue | 25,000 |
| Total operating activities adjustments | 341,242 |
| Net cash provided by operating activities | $50,194 |
| Net increase in cash | $50,194 |
| Cash at beginning of year | $60,435 |
| Cash at end of year | $110,629 |
| Non-Cash Transactions | |
| Expenses paid by parent contributed to capital | $325,152 |

The accompanying notes are an integral part of these statements.

## NOTE A - ORGANIZATION

McNally Capital Securities, LLC (the "Company") is a Delaware Limited Liability Company that was organized on February 7, 2011, and received its initial capital contribution on February 29, 2012. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations when it received FINRA membership approval on November 7, 2012. The Company acts as an investment banker engaging in private placements.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

### *Revenue Recognition*

The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

### *Income Taxes*

The Company is a single member LLC whose sole member is McNally Capital, LLC (the "Parent"). For federal and Illinois income tax purposes the Company is considered a disregarded entity and its income and expense is reported directly on the federal and Illinois partnership return of the Parent. Neither the Company nor the Parent are subject to federal or Illinois income tax.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2016, 2017, 2018 and 2019 tax positions, all open tax years. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2019, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2019. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations in other expenses.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash*

The Company is exposed to concentrations of credit risk. The Company maintains its cash in a bank deposit account at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Company (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

## NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS

*Significant Judgements*

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Advisory Fees*

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and a benefit is received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, the total of deferred revenue total $25,000.

*Costs to Obtain or Fulfill a Contract with a Customer*

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

There were no such assets at January 1, 2019 and December 31, 2019, respectively.

### *Disaggregated Revenue from Contracts with Customers*

Based on the Company's revenue for the year ended December 31, 2019, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

## NOTE D - RELATED-PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Under the agreement, the Parent will pay the following expenses relating to the Company: rent, utilities, salaries, computer hardware costs and software license fees for technology utilized by the Broker-Dealer, phone and other telecommunications costs and such other expenses as may be agreed to from time to time. To the extent the Parent pays salaries and related expenses for registered persons and such payments relate to the services provided by such persons to the Company, the Parent will treat such payments and expenses as a capital contribution to the Company. The capital contribution and related expense is recognized quarterly.

The Company will pay expenses directly relating to its brokerage activities, including, all charges incurred under any escrow agreements it maintains in connection with securities transactions, all registration and continuing education fees, accounting and legal fees, audit fees, taxes, other professional service fees, consulting fees, commissions payable to registered representatives, and all other charges incurred directly relating to the brokerage activities.

During the year ended December 31, 2019, the Parent paid $325,152 of Company expenses consistent with the expense sharing agreement. The Company recorded these expenses as non-cash contributions from the Parent.

## NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

At December 31, 2019, the Company had net capital of $80,994, which was $75,994 in excess of its $5,000 required minimum net capital. The ratio of aggregate indebtedness to total net capital was .37-to-1 at December 31, 2019.

## NOTE F – CONCENTRATION OF REVENUE

One customer agreement represented 100% of total revenue for the year ended December 31, 2019.

SUPPLEMENTARY INFORMATION

**McNally Capital Securities, LLC**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2019** **Schedule I**

| | |
|---|---|
| Net capital | |
| Member's equity per statement of financial condition | $80,994 |
| Net capital | 80,994 |
| Net capital requirement (The greater of 6-2/3% of aggregate indebtedness or $5,000) | 5,000 |
| Excess net capital | $75,994 |
| Ratio of aggregate indebtedness to net capital | 37% |
| Aggregate indebtedness | $29,635 |

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

**McNally Capital Securities, LLC**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2019** **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

**McNally Capital Securities, LLC**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2019** **Schedule III**

---

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

McNally Capital Securities, LLC

Exemption Report

For the period from January 1, 2019 to December 31, 2019

We as members of management of McNally Capital Securities, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(2)(i)* (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Brian Lenart, Chief Compliance Officer
McNally Capital Securities, LLC

January 9, 2020
Date

# MARCUM
ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McNally Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 11, 2020